CLIFFORD CHANCE US LLP two manhattan west 375 9th Avenue New York, NY 10001 Tel +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

July 8, 2024

Re:	VanEck Ethereum Trust Amendment No. 4 to Registration Statement on Form S-1 Filed June 21, 2024 File No. 333-255888

Dear Ms. Berkheimer and Mr. McWilliams:

On behalf of our client, VanEck Ethereum Trust (the "Trust"), set forth below are the Trust's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated June 28, 2024 (the "Comment Letter") in connection with the Trust's Amendment No. 4 to Registration Statement on Form S-1 (the "Registration Statement"), which was filed with the SEC on June 21, 2024. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 5 to the Registration Statement (the "Amended Registration Statement"). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff's comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust's responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 4 to Form S-1 filed June 21, 2024

Prospectus Summary, page 1

1.	Refer to your response to prior comment 3. Please disclose how you intend to notify Shareholders if a Liquidity Provider chooses to terminate its participation or if an Additional Liquidity Provider is added.

In response to the Staff's comment, the Trust has revised the disclosure on page 4 of the prospectus to disclose how the Trust intends to notify Shareholders if a Liquidity

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

July 8, 2024

Provider chooses to terminate its participation or if an additional Liquidity Provider is added.

Due To The Unregulated Nature And Lack Of Transparency, page 29

2.	We note the use of the term “unregulated” when referring to certain digital asset and ETH trading platforms. Please revise to qualify your use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying. Similarly revise the third and fifth bullet points in the carryover risk factor on page 25, the third to last bullet point of the summary risk factor on page 10, and the first paragraph in Note 7 on page Appendix F-5.

In response to the Staff's comment, the Trust has revised the disclosure on page 29 of the prospectus to qualify the Trust’s use of this term by clarifying that such platforms may be subject to regulation in a relevant jurisdiction but may not be complying and to revise the third and fifth bullet points in the carryover risk factor on page 25, the third to last bullet point of the summary risk factor on page 10, and the first paragraph in Note 7 on page Appendix F-5.

Digital Asset Markets In The United States, page 49

3.	Please remove the first three sentences of the carryover paragraph beginning at the bottom of page 49 as this disclosure lacks the appropriate context for the referenced statements.

In response to the Staff's comment, the Trust has revised the disclosure to remove the first three sentences of the carryover paragraph beginning at the bottom of page 49 of the prospectus.

Limits on ETH Supply, page 70

4.	You state that approximately 120 million ETH were outstanding as of April 30, 2024, and approximately 1,700 ether are issued per day. Please update this information throughout as of June 30, 2024, or the most recent practicable date. Similarly update the price of ETH and information relating to the Ethereum Exchanges comprising the Benchmark Rate.

In response to the Staff's comment, the Trust has revised the disclosure on page 70 of the prospectus to update this information as of June 30, 2024 and on pages 72 and 73 of the prospectus to update the price of ETH and information relating to the Ethereum Exchanges comprising the Benchmark Rate.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Mr. J. Nolan McWilliams, Esq.

United States Securities and Exchange Commission

July 8, 2024

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:       Jan F. van Eck, VanEck Digital Assets, LLC.

Jonathan R. Simon, VanEck Digital Assets, LLC

Matthew A. Babinsky, VanEck Digital Assets, LLC

Jason D. Myers, Clifford Chance US LLP

Jesse Overall, Clifford Chance US LLP

Kimara E. Davis, Clifford Chance US LLP